Cash and Other Forms of Compensation

CSW and the U.S. Electric Operating Companies

CSW's executive compensation program has as its foundation the following objectives:

-  Maintaining  a  total   compensation   program  consisting  of  base  salary,
   performance incentives and benefits designed to support the corporate goal of providing superior value to our stockholders and customers;

- Providing comprehensive programs which serve to facilitate the recruitment, retention and motivation of qualified executives; and

- Rewarding key executives for achieving financial, operating and individual objectives that produce a return to CSW's stockholders in both the long-term and the short-term.

      The Executive Compensation Committee of the CSW Board of Directors, which consists of four independent outside directors, has designed CSW's executive compensation programs around a strong pay-for-performance philosophy. The Executive Compensation Committee strives to maintain competitive levels, at average, of total compensation as compared to peers in the utility industry. The Executive Compensation Committee performs its functions for the U.S. Electric Operating Companies as well. The U.S. Electric Operating Companies do not have Executive Compensation Committees nor committees performing similar functions.

      Each year, the Executive Compensation Committee conducts a comprehensive review of CSW's executive compensation programs. The Executive Compensation Committee is assisted in these efforts by an independent consultant and by CSW's internal staff, who provide the Executive Compensation Committee with relevant information and recommendations regarding the compensation policies, programs, and specific compensation practices. This review is designed to ensure that the programs are in place to enable CSW to achieve its strategic and operating objectives and provide value to its stockholders, CSW's customers, and to document CSW's relative competitive position.

      The  Executive  Compensation  Committee  reviews  a  comparison  of  CSW's compensation programs with those offered by comparable companies within the utility industry. For each component of compensation as well as total compensation, the Executive Compensation Committee seeks to ensure that CSW's level of compensation for expected level of performance approximates the average or mean for executive officers in similar positions at comparable companies. In most years, this means that the level of total compensation for expected performance will be near the average for comparable companies. Performance above or below expected levels is reflected in a corresponding increase, reduction, or no award in the incentive portion of our compensation program.

      The   amounts   of   each  of  the   primary   components   of   executive
compensation-salary, annual incentive plan awards and long-term incentive plan awards will fluctuate according to individual, business unit, and/or corporate performance, as described in detail in this report. Corporate performance for these purposes is measured against a peer group of selected companies in the utility industry. The utility peer group consists of the companies listed in the Standard & Poor's Electric Utility Index as well as large regional competitors. The Executive Compensation Committee believes that using the utility peer group provides an objective measure to compare performance benchmarks appropriate for compensation purposes.

      CSW's executive compensation program includes several components serving long-term and short-term objectives. CSW also provides its senior executive officers with benefits under the Special Executive Retirement Plan and all executive officers with certain executive perquisites, as noted later in this section.

      In addition, CSW maintains for each of its executive officers a package of benefits under its pension and welfare benefit plans that are generally provided to all employees, including group health, life, disability and accident insurance plans, tax-advantaged reimbursement accounts, a defined benefit pension plan and the 401(k) savings plan. There is no relationship between this package and corporate performance.

      The following describes the relationship of compensation to performance for the principal components of executive officer compensation.

Base Salary: Each executive officer's corporate position is matched to a comparable position within the utility industry and is valued at the 50th percentile market level. In some cases, these positions are common in both the utility industry as well as general industry. In these cases, comparisons are made to both markets, although pay decisions are influenced only by the utility industry data. Once these market values are determined, the position is then evaluated based on the position's overall contribution to corporate goals. This internal weighting is combined with the value the market places on the associated job responsibilities and a salary is assigned to that position. Each year the assigned values are reviewed against market conditions, including compensation practices in the utility peer group, inflation, and supply and demand in the labor markets. If these conditions change significantly there may be an adjustment to base salary. Finally, the results of the executive officer's performance over the past year becomes part of the basis of the Executive Compensation Committee's decision to approve, at its discretion, base salaries of executive officers.

Incentive Programs - General: The executive incentive programs are designed to strike an appropriate balance between short-term accomplishments and CSW's need to effectively plan for and perform over the long-term.

Incentive Programs - Annual Incentive Plan: The AIP is a short-term bonus plan rewarding annual performance. AIP awards are determined under a formula that directly ties the amount of the award with levels of achievement for specific corporate and individual performance. Business unit executives' awards are also based on specific business unit performance. The amount of an executive officer's AIP equals the corporate results plus business unit results, if applicable, times their individual performance results times their target award.

      Corporate performance is currently determined by two equally weighted measures-earnings per share and cash flow. Threshold, target and exceptional levels of performance are set by the Executive Compensation Committee in the first quarter of each year. The Executive Compensation Committee considers both historic performance and budgeted, or expected levels of performance in setting these targets.

      Performance for a given business unit represents the weighted average of performance indices that measure the achievement of specific financial and/or operational goals that are set and weighted at the beginning of the year for that business unit.

      The individual performance component represents the average of results achieved on several individual goals and a subjective evaluation of overall job performance. Although individual performance goals do not repeat corporate performance measures, these goals are constructed to support corporate performance goals or initiatives.

      If an individual fails to achieve a minimum threshold performance level on individual performance goals, that individual does not earn an AIP award for that year.

      Target awards for executive officers have been fixed at 50 percent of salary for the CEO, President and Executive and Senior Vice Presidents, 45 percent of salary for Business Unit Presidents and 35 percent of salary for other officers. The award can vary from 0 to a maximum of 150 percent of target. These targets are established by a review of competitive practice among the utility peer group.

      Performance under the AIP is measured or reviewed by each executive officer's superior officer, or in the case of the CEO by the Executive Compensation Committee, with the assistance of internal staff. The results are reviewed and are subject to approval by the Executive Compensation Committee. Under the terms of the AIP, the Executive Compensation Committee in the exercise of its discretion, may vary corporate or company performance measures and the form of payment for AIP awards from year-to-year prior to establishing the awards, including payment in cash or restricted stock, as determined by the Executive Compensation Committee.

      In 1999, AIP awards were determined based on the corporate performance, business unit performance, if applicable, and individual performance. The Executive Compensation Committee reviewed the results of this calculation in determining the size of awards.

Incentive Programs - Long-Term Incentive Plan: Amounts realized by CSW's executive officers under awards made pursuant to the CSW 1992 LTIP depend entirely upon corporate performance. The Executive Compensation Committee selects the form and amount of LTIP awards based upon its evaluation of which vehicles then are best positioned to serve as effective incentives for long-term performance.

      Since 1992, the Executive Compensation Committee has established LTIP awards in the form of performance units. These awards provide incentives both for exceptional corporate performance and to encourage retention. Each year, the Executive Compensation Committee has set a target award of a specified number of performance units based on a percentage of salary and the stock price on the date the award is established.

      The payout of such an LTIP award is based upon a comparison of CSW's total stockholder return over a three-year period, or "cycle," against total stockholder returns of utilities in the utility peer group over the same three-year period. If CSW's total stockholder return for a cycle falls in one of the top three quartiles of total stockholder returns achieved at companies in the utility peer group, CSW will make a payout to participants for the three-year cycle then ending. First, second and third quartile performance will result in payouts of 150 percent, 100 percent and 50 percent of target, respectively. Performance in the fourth quartile yields no payout under the LTIP.

      A new three-year performance cycle begins each year. In January 1999, the Executive Compensation Committee reviewed total stockholder return results for the period covering 1996-1998, and because performance was in the fourth quartile, no restricted stock awards were granted.

      CSW from time to time has also granted stock options and restricted stock under the LTIP. Stock options and restricted stock are granted at the discretion of the Executive Compensation Committee. Stock options, once vested, allow grantees to buy specified numbers of shares of CSW Common Stock at a specified stock price, which to date has been the market price on the date of grant. In determining grants to date, the Executive Compensation Committee has considered both the number and value of options granted by companies in the utility peer group with respect to both the number and value of options awarded by CSW, and the relative amounts of other long-term incentive awards at CSW and such peers. The executive officers' realization of any value on the options depends upon stock appreciation. No executive officer owns in excess of one percent of CSW's Common Stock. Further, the amounts of LTIP awards are measured against similar practices at other companies in the utility peer group.

Tax Considerations: Section 162(m) of the Internal Revenue Code, as amended, generally limits CSW's federal income tax deduction for compensation paid in any taxable year to any one of the five highest paid executive officers named in
Part III of this Form 10-K to $1 million. The limit does not apply to specified types of payments, including, most significantly, payments that are not includible in the employee's gross income, payments made to or from a tax-qualified plan, and compensation that meets the Internal Revenue Code definition of performance-based compensation. Under the tax law, the amount of a performance-based incentive award must be based entirely on an objective formula, without any subjective consideration of individual performance, to be considered performance-based.

      The Executive Compensation Committee has carefully considered the impact of this law. At this time, the Executive Compensation Committee believes it is in CSW's and its stockholder's best interest to retain the subjective determination of individual performance under the AIP. Consequently, payments under the AIP, if any, to the named executive officers may be subject to the limitation imposed by the Internal Revenue Code section 162(m). In 1997, stockholders approved the restated LTIP and re-qualified the plan for Internal Revenue Code section 162(m) purposes.

Rationale for CEO Compensation

      In 1999, Mr. Brooks' compensation was determined as described above for all of CSW's executive officers.

      Mr. Brooks' annual salary increased in 1999 to $806,000 from $775,000. The Executive Compensation Committee reviewed Mr. Brooks' salary as a part of its overall annual review of executive compensation. His salary is based on market information for similar positions, as well as changes in the salaries of chief executive officers at comparable regional utilities (not limited to the utility peer group).

      For 1999, CSW achieved earnings per share of $2.14. Based on corporate and individual results Mr. Brooks' AIP for 1999, which was paid in 2000, was 150% of target.

      In 1999, the Executive Compensation Committee established Mr. Brooks' target performance units for LTIP for the 1999-2001 cycle of 19,572 units to be paid in shares of restricted stock in 2001 if performance measures are met. Mr. Brooks' target amount was derived by reference to the number and value of grants to chief executive officers at comparable companies.


CSW EXECUTIVE COMPENSATION COMMITTEE

Joe H. Foy, Chairman
Molly Shi Boren
William R. Howell
Richard L. Sandor

CSW
SUMMARY COMPENSATION TABLE

                               Annual Compensation                  Long-Term Compensation
                      ----------------------------------  --------------------------------------------
                                                                  Awards          Payouts

                                                 Other
                                                 Annual   Restricted  Securities            All Other
                                                 Compen-     Stock    Underlying    LTIP       Compen-
Name and                    Salary     Bonus     sation     Award(s)   Options/    Payouts     sation
Principal Position    Year    ($)     ($)(1)     ($)(2)    ($)(1)(3)   SARs(#)      ($)(4)     ($)(5)

E. R. Brooks         1999   780,961   536,558    18,346       --           --           --      23,557
 Chairman,           1998   741,345   450,000   119,057       --           --      220,748      23,263
 and CEO             1997   699,999   375,200    14,723       --       65,000           --      23,757

T. V. Shockley,III   1999   544,230   375,205     7,098       --           --           --      23,557
 President and       1998   518,462   300,000    20,921       --           --      130,928      23,263
 Chief Operating     1997   490,000   215,662     4,325       --       41,000           --      23,757
 Officer

Glenn Files          1999   393,077   283,562     5,893       --           --           --      23,557
 Senior Vice Pres.   1998   392,307   125,000    10,753       --           --       75,992      23,263
 Electric Operations 1997   374,999   143,099     8,534       --       31,000           --      23,757

Ferd. C. Meyer,Jr.   1999   350,961   259,550     5,617       --           --           --      23,557
 Executive Vice      1998   359,272   185,000     8,893       --           --      102,810      23,263
 President and       1997   345,051   157,157     3,950       --       29,000           --      21,307
 General Counsel

Glenn D. Rosilier    1999   340,962   251,872     4,738       --           --           --      23,557
 Executive Vice      1998   348,636   185,000     6,042       --           --      102,810      23,263
 President and       1997   334,751   161,055     3,594       --       28,000           --      23,757
 Chief Financial
 Officer

(1)Amounts in these columns are paid or awarded in a calendar year for performance in a preceding year.
(2)The following are the 1999 perquisites and other personal benefits required to be identified in respect of the following Named Executive Officer: none.
(3)Grants of restricted stock are administered by the Executive Compensation Committee of the CSW Board of Directors, which has the authority to determine the individuals to whom and the terms upon which restricted stock grants, including the number of underlying shares, shall be made.

As of the end of 1999, the aggregate restricted stock holdings of each of the Named Executive Officers were:

                               Restricted Stock Held     Market Value at
                               At December 31, 1999     December 31, 1999
        ---------------------------------------------  ---------------------
        E. R. Brooks                   8,153                  $163,060
        T. V. Shockley, III            4,844                    96,880
        Ferd. C. Meyer, Jr.            3,799                    75,980
        Glenn D. Rosilier              3,799                    75,980
        Glenn Files                    2,904                    58,080

(4)The awards reflected in this column are the value of restricted shares paid out under the LTIP in 1998. The awards have a two-year vesting period with 50 percent of the stock vesting on each anniversary date. Upon vesting, shares of CSW Common Stock are re-issued without restrictions. The individual receives dividends and may vote shares of restricted stock, even before they are vested. The amount reported in the Summary Compensation Table represents the market value of the shares at the date of grant.
(5)Amounts shown in this column consist of (i) the annual employer matching payments to CSW's Retirement Savings Plan, (ii) premiums paid per participant for personal liability insurance and (iii) average amounts of premiums paid per participant in those years under CSW's memorial gift program. In 1999,

   1998  and  1997,  Messrs.  Brooks,   Shockley  ,Files,  Meyers  and  Rosilier
   participated in the memorial gift program. See Meetings and Compensation for a description of CSW's memorial gift program.


U.S. ELECTRIC OPERATING COMPANIES

      The following table sets forth the aggregate cash and other compensation for services rendered for the fiscal years of 1999, 1998 and 1997 paid or awarded to the President of each of the U.S. Electric Operating Companies and the Named Executive Officers as defined below.

      Because of the functional restructuring undertaken by CSW during 1996, certain of the Executive Officers of the U.S. Electric Operating Companies, Messrs. Files, Zemanek and Verret, are not actually employed by any of the U.S. Electric Operating Companies. Instead, they are employed by CSW Services and manage CSW business units and perform policy-making functions that are integral to the U.S. Electric Operating Companies. Therefore, these individuals are included in the Summary Compensation Table as Named Executive Officers due to the functional perspective regarding the management of the companies.

                           Summary Compensation Table

                               Annual Compensation                  Long-Term Compensation
                      ----------------------------------  --------------------------------------------
                                                                  Awards          Payouts

                                                 Other
                                                 Annual   Restricted  Securities            All Other
Name and                                         Compen-     Stock    Underlying    LTIP       Compen-
Principal Position          Salary     Bonus     sation     Award(s)   Options/    Payouts     sation
at Registrant         Year    ($)     ($)(1)     ($)(2)    ($)(1)(3)   SARs(#)      ($)(4)     ($)(5)


Glenn Files, Senior   1999  393,077   283,562     5,893          --         --         --       23,557
 President of CSW     1998  392,307   125,000    10,753          --         --     75,992       23,263
 Electric Operations  1997  374,999   143,099     8,534          --     31,000         --       23,757
 (4,5)
Richard H. Bremer,    1999  181,092   213,300     2,132          --         --         --    2,523,557
 Former Pres. of CSW  1998  328,154    48,642     2,499          --         --     87,818       23,263
 Energy Serv business 1997  307,462    99,993     4,648          --     26,000         --       21,357
 unit (4,5,6)
Robert L. Zemanek,    1999  283,250   184,985     3,510          --         --         --       23,557
 President of CSW     1998  294,144     9,560    49,818          --         --     81,702       23,263
 Energy Delivery      1997  283,250    89,279    10,272          --     24,000         --       23,757
 business unit (4,5)
Richard P. Verret,    1999  271,116   175,676     2,009          --         --         --        8,103
 President of CSW     1998  270,038    50,953     1,833          --         --     47,576        7,900
 Production (4,5)     1997  251,230    83,390     2,083          --     21,000         --        7,953

J. Gonzalo Sandoval   1999  138,863    29,955        --          --         --         --        7,200
General Manager/      1998  138,115     8,110        --          --         --     18,944        6,580
President of CPL (4)

T. D. Churchwell,     1999  192,500   101,063     2,209          --         --         --        8,103
 President of PSO     1998  199,904     6,738     2,359          --         --     37,942        7,900
 (4,5)                1997  192,500    53,672     2,167          --     13,000         --        6,398

Michael H. Madison,   1999  186,944    87,380     5,544          --         --         --        8,103
 President of SWEPCO  1998  178,593    53,150    28,914          --         --     18,944        7,900
 (4,5)

Paul J. Brower,       1999  141,677    29,955     5,564          --         --         --        7,200
 General Manager/     1998  138,115     2,874    15,136          --         --     18,944        6,344
 President of WTU (4)

(1) Amounts in these columns are paid or awarded in a calendar year for performance in a preceding year.

(2) The following are the perquisites and other personal benefits required to be identified in respect of each Named Executive Officer: None.

(3) Grants of restricted stock are administered by the Executive Compensation Committee of the CSW Board of Directors, which has the authority to determine the individuals to whom and the terms upon which restricted stock grants, including the number of underlying shares, shall be made.

As of December 31, 1999, the aggregate restricted stock holdings of each of the Named Executive Officers are presented in the following table.

                                 Restricted Stock     Market Value at
       Name                    at December 31, 1999  December 31, 1999
       ---------------------------------------------------------------
       Glenn Files                     2,904             $58,080
       Richard H. Bremer                  --                  --
       Robert L. Zemanek               3,009              60,180
       Richard P. Verret               1,754              35,080
       J. Gonzalo Sandoval               725              14,500
       T. D. Churchwell                1,076              21,520
       Michael H. Madison                725              14,500
       Paul J. Brower                    725              14,500

(4)The awards reflected in this column are the value of restricted shares paid out under the LTIP in 1998. The awards have a two-year vesting period with 50 percent of the stock vesting on each anniversary date. Upon vesting, shares of CSW Common Stock are re-issued without restrictions. The individual receives dividends and may vote shares of restricted stock, even before they are vested. The amount reported in the Summary Compensation Table represents the market value of the shares at the date of grant.

(5)Amounts shown in this column consist of: (i) the annual employer matching payments to CSW's Retirement Savings Plan; (ii) premiums paid per participant for personal liability insurance; and (iii) average amounts of premiums paid per participant in those years under CSW's memorial gift program. In 1999, 1998 and 1997, Messrs. Bremer, Files and Zemanek participated in the memorial gift program. See Meetings and Compensation for a description of CSW's memorial gift program. In 1999, $2,500,000 was paid to Mr. Bremer upon his resignation.

(6)Mr. Bremer was President of the CSW Energy Services business unit until he resigned in 1999.

Option/SAR Grants

No stock options or appreciation rights were granted to any officer or director of CSW or the U.S. Electric Operating Companies in 1999.


CSW
Option/SAR Exercises and Year-End Value Table

      Shown below is information regarding option/SAR exercises during 1999 and unexercised options/SARs as of December 31, 1999, for the Named Executive Officers.

Aggregated Option/SAR Exercises in 1999
and Fiscal Year-End Option/SAR Values

                                                Number of Securities         Value of Unexercised
                                      Value    Underlying Unexercised           In-the-Money
                   Shares Acquired   Realized Options/SARs at Year End     Options/SARs at Year End
Name                On Exercise        ($)    Exercisable/Unexercisable   Exercisable/Unexercisable(1)
-----------------  ---------------  --------- -------------------------   ----------------------------

E. R. Brooks              --            --         86,842/21,667                     --/--
T. V. Shockley, III       --            --         69,564/13,667                     --/--
Glenn Files               --            --         44,319/10,334                     --/--
Ferd. C. Meyer, Jr.       --            --          42,556/9,667                     --/--
Glenn D. Rosilier         --            --          51,555/9,334                     --/--


(1) Calculated based upon the difference between the closing price of CSW's Shares on the New York Stock Exchange on December 31, 1999 ($20.00 per share) and the exercise price per share of the outstanding unexercisable and exercisable options ($20.750, $24.813 and $29.625, as applicable).


U.S. ELECTRIC OPERATING COMPANIES
Option/SAR Exercises and Year-End Value Table

      Shown below is information regarding option/SAR exercises during 1999 and unexercised options/SARs at December 31, 1999 for the Named Executive Officers for the U.S. Electric Operating Companies.

                     Aggregated Option/SAR Exercises in 1999
                      and Fiscal Year-End Option/SAR Values

                                               Number of Securities         Value of Unexercised
                                      Value    Underlying Unexercised           In-the-Money
                   Shares Acquired   Realized Options/SARs at Year End     Options/SARs at Year End
Name                On Exercise(#)     ($)    Exercisable/Unexercisable   Exercisable/Unexercisable(1)
---------------    ---------------  --------- -------------------------   ----------------------------

Glenn Files               --            --         44,319/10,334                    --/--
Richard H. Bremer       33,233       $107,880          --/--                        --/--
Robert L. Zemanek         --            --         41,430/8,000                     --/--
Richard P. Verret         --            --         10,135/7,000                     --/--
J. Gonzalo Sandoval       --            --          2,916/--                        --/--
T. D. Churchwell          --            --         13,601/4,334                     --/--
Michael H. Madison        --            --          6,802/3,667                     --/--
Paul J. Brower            --            --          7,145/--                        --/--

(1)Calculated based upon the difference between the closing price of CSW's Shares on the New York Stock Exchange on December 31, 1999 ($20.00 per share) and the exercise price per share of the outstanding unexercisable and exercisable options ($20.750, $24.813 and $29.625, as applicable).

CSW
Long-Term Incentive Plan Awards in 1999

      The following table shows information concerning awards made to the Named Executive Officers for CSW during 1999 under the LTIP:

                                                          Estimated Future Payouts under
                                                            Non-Stock Price Based Plans

                                        Performance or
                        Number of        Other Period
                     Shares, Units or  Until Maturation   Threshold   Target   Maximum
   Name                Other Rights       Or Payout          ($)        ($)      ($)
   ----              ----------------  ----------------   ---------   ------   -------
   E. R. Brooks          19,572             2 years          --       391,440  587,160
   T. V.  Shockley, III  11,689             2 years          --       233,780  350,670
   Glenn Files            8,442             2 years          --       168,840  253,260
   Ferd. C. Meyer, Jr.    7,576             2 years          --       151,520  227,280
   Glenn D. Rosilier      7,360             2 years          --       147,200  220,800

(1)   Vesting period for awards paid at end of three-year cycle.

      Payouts of the awards are contingent upon CSW achieving a specified level of total stockholder return, relative to a peer group of utility companies, for a three-year period or cycle and exceeding a certain defined minimum threshold. If the Named Executive Officer's employment is terminated during the performance period for any reason other than death, total and permanent disability or retirement, then the award is canceled. The LTIP contains provision-accelerating awards upon a change in control of CSW. If a change in control of CSW occurs, all options and SARs become fully exercisable and all restrictions, terms and conditions applicable to all restricted stock are deemed lapsed and satisfied and all performance units are deemed to have been fully earned, as of the date of the change in control. The LTIP also contains provisions designed to prevent circumvention of the above acceleration provisions through coerced termination of an employee prior to a change in control. See Cash and Other Forms of Compensation - CSW for additional discussion of the terms of the LTIP.


U.S. Electric Operating Companies
Long-term Incentive Plan Awards in 1999

      The following table shows information concerning awards made to the Named Executive Officers during 1999 under the CSW LTIP.


                                                          Estimated Future Payouts under
                                                            Non-Stock Price Based Plans

                                        Performance or
                        Number of        Other Period
                     Shares, Units or  Until Maturation   Threshold   Target   Maximum
   Name                Other Rights       Or Payout          ($)        ($)      ($)
   ----              ----------------  ----------------   ---------   ------   -------
Glenn Files              8,442              2 years          --      168,840    253,260
Robert L. Zemanek        6,131              2 years          --      122,620    183,930
Richard P. Verret        5,823              2 years          --      116,460    174,690
J. Gonzalo Sandoval       --                2 years          --         --        --
Richard H. Bremer         --                2 years          --         --        --
T. D. Churchwell         2,778              2 years          --       55,560    83,340
Michael H. Madison       2,482              2 years          --       49,640    74,460
Paul J. Brower            --                2 years          --         --        --

 (1) Vesting period for awards paid at end of three year cycle.

      Payouts of these awards are contingent upon CSW achieving a specified level of total stockholder return, relative to a peer group of utility companies, for a three-year period, or cycle, and exceeding a certain defined minimum threshold. If the Named Executive Officer's employment is terminated during the performance period for any reason other than death, total and permanent disability or retirement, then the award is canceled. The CSW LTIP contains a provision accelerating awards upon a change in control of CSW. If a change in control of CSW occurs, all options and SARs become fully exercisable and all restrictions, terms and conditions applicable to all restricted stock are deemed lapsed and satisfied and all performance-based units are deemed to have been fully earned, as of the date of the change in control. The CSW LTIP also contains provisions designed to prevent circumvention of the above acceleration provisions through coerced termination of an employee prior to a change in control.

Cash Balance Retirement Plan

      The CSW System maintains the Cash Balance Plan for eligible employees. In addition, the CSW System maintains the SERP, a non-qualified ERISA excess plan, that primarily provides benefits that cannot be payable under the Cash Balance Plan because of maximum limitations imposed on such plans by the Internal Revenue Code. Under the cash balance formula, each participant has an account for recordkeeping purposes only, to which dollar amount credits are allocated annually based on a percentage of the participant's pay. Pay for the Cash Balance Plan includes base pay, bonuses, overtime, and commissions. The applicable percentage is determined by the age and years of vesting service the participant has with CSW and its affiliates as of December 31 of each year (or as of the participant's termination date, if earlier). The following table shows the applicable percentage used to determine dollar amount credits at the age and years of service indicated.

                   Sum of Age plus
                  Years of Service      Applicable Percentage
               ------------------------------------------------
                         <30                    3.0%
                        30-39                   3.5%
                        40-49                   4.5%
                        50-59                   5.5%
                        60-69                   7.0%
                     70 or more                 8.5%

      As of December 31, 1999, the sum of age plus years of service of the Named Executive Officers for CSW for the cash balance formula is as follows: Mr. Brooks, 100; Mr. Shockley, 77; Mr. Files, 80; Mr. Meyer, 78; and Mr. Rosilier, 75.
      As of December 31, 1999, the sum of age plus years of service of the Named Executive Officers for the U.S. Electric Operating Companies for the cash balance formula are as follows: Mr. Zemanek, 77; Mr. Verret, 80; Mr. Sandoval, 76, Mr. Churchwell, 76; Mr. Madison, 79; Mr. Brower, 73.

      All dollar amount balances in the accounts of participants earn a fixed rate of interest, which is also credited annually. The interest rate for a particular year is the average rate of return of the 30-year Treasury Rate for November of the prior year. For 1999, the interest rate was 5.25%. For 2000, the interest rate is 6.15%. Interest continues to be credited as long as the participant's balance remains in the plan.

      At retirement or other termination of employment, an amount equal to the vested balance (including qualified and SERP benefit) then credited to the account is payable to the participant in the form of an immediate or deferred lump sum or annuity. Benefits, (both from the Cash Balance Plan and the SERP) under the cash balance formula, are not subject to reduction for Social Security benefits or other offset amounts. The estimated annual benefit payable to each of the Named Officers as a single life annuity at age 65 under the Cash Balance Plan and the SERP is:

      CSW
      E.R. Brooks                         $467,246
      T.V. Shockley, III                   244,999
      Ferd. C. Meyer, Jr.                  146,311
      Glenn D. Rosilier                    255,520
      Glenn Files                          279,398


      U.S. Electric Operating Companies
      Robert L. Zemanek                   $241,035
      Richard P. Verret                    177,290
      Richard H. Bremer                         --
      J. Gonzalo Sandoval                   98,903
      T.D. Churchwell                      108,313
      Michael H. Madison                   124,924
      Paul J. Brower                        81,665


      These projections are based on the following assumptions: (1) participant remains employed until age 65; (2) salary used is base pay paid for calendar year 1999 assuming no future increases plus bonus at 1999 target level; (3) interest credit at 6.15% for 2000 and future years; and (4) the conversion of the lump-sum cash balance to a single life annuity at normal retirement age is based on an interest rate of 6.15% and the 1983 Group Annuity Mortality Table, which sets forth generally accepted life expectancies.

      In addition, certain employees who were 50 or over and had completed at least 10 years of service as of July 1, 1997, also continue to earn a benefit using the prior pension formula. For CSW, at commencement of benefits, Mr. Brooks, Mr. Shockley and Mr. Meyer have a choice of their accrued benefit using the cash balance formula or their accrued benefit using the prior pension formula. For the U.S. Electric Operating Companies, at commencement of benefits, Mr. Verret and Mr. Churchwell have a choice of their accrued benefit using the cash balance formula or their accrued benefit using the prior pension formula. Once the participant selects either the earned benefit under the cash balance formula or the earned benefit under the prior pension formula, the other earned benefit is no longer available.

      The table below shows the estimated combined benefits payable from both the prior pension formula and the SERP based on retirement age of 65, the average compensation shown, the years of credited service shown, continued existence of the prior pension formula without substantial change and payment in the form of a single life annuity.

                            Annual Benefits After
                     Specified Years of Credited Service
          Average
       Compensation      15           20           25      30 or more
       ----------------------------------------------------------------

          $100,000     $25,050     $33,333      $41,667      $50,000
           150,000      37,575      50,000       62,500       75,000
           200,000      50,100      66,667       83,333      100,000
           250,000      62,625      83,333      104,167      125,000
           300,000      75,150     100,000      125,000      150,000
           350,000      87,675     116,667      145,833      175,000
           450,000     112,725     150,000      187,500      225,000
           550,000     137,775     183,333      229,167      275,000
           650,000     162,825     216,667      270,833      325,000
           750,000     187,875     250,000      312,500      375,000
           850,000     212,500     283,333      357,000      425,000
           950,000     237,975     316,667      395,833      475,000

      Benefits payable under the prior pension formula are based upon the participant's years of credited service (up to a maximum of 30 years), age at retirement, and covered compensation earned by the participant. The annual normal retirement benefit payable under the prior pension formula and the SERP are based on 1.67 percent of "Average Compensation" times the number of years of credited service (reduced by no more than 50 percent of a participant's age 62 or later Social Security benefit). "Average Compensation" is covered compensation for the prior pension formula and equals the average annual compensation, reported as salary in the Summary Compensation Table, during the 36 consecutive months' highest pay during the 120 months prior to retirement.

      Respective years of credited service and ages, as of December 31, 1999, for the following officers of CSW, who continue to earn a benefit under the prior pension formula are: Mr. Brooks, 38 and 62, Mr. Shockley, 23 and 54 and Mr. Meyer, 30 and 60. Respective years of credited service and ages, as of December 31, 1999, for the following officers of the U.S. Electric Operating Companies, who continue to earn a benefit under the prior pension formula are:
Mr. Verret, 27 and 53, Mr. Churchwell, 21 and 55.

Change in Control Agreements

      Pursuant to approval by the CSW Board of Directors in October 1996, CSW also has Change in Control Agreements with the Named Executive Officers of CSW and certain other CSW System officers. The purpose of the Change in Control Agreements is to assure the objective judgment and to retain the loyalty of these individuals in the event of a Change in Control of CSW. A Change in Control includes, among other things, any person gaining ownership or control of 25% or more of the outstanding shares of CSW's voting stock or the closing of any merger, acquisition or consolidation following which the former stockholders of CSW own less than 75% of the surviving entity.

      The Change in Control Agreements entitle the Named Executive Officers, in certain circumstances, including but not limited to, a termination by CSW within three years after a Change in Control (prior to the expiration of the Change in Control Agreements), to receive: (i) a lump sum payment equal to two to four times their base salary plus target bonus; (ii) enhanced non-qualified retirement benefits; (iii) continued health and other welfare benefits for up to three years and (iv) various other non-qualified benefits. The participating CSW

System officers are also eligible for an additional payment, if required, to make them whole for any excise tax imposed by Section 4999 of the Internal Revenue Code.

      CSW's LTIP provides for awards of stock options, stock appreciation rights, restricted stock, phantom stock and performance unit awards to employees selected by the CSW Executive Compensation Committee, including those individuals named in the CSW Summary Compensation Table. Upon a Change in Control (as defined in the LTIP), the awards previously granted to those employees will become fully exercisable, fully vested, or fully earned.

Meetings and Compensation

CSW

      The CSW Board of Directors held six regular meetings and four special meetings during 1999. Directors who are not officers or employees of CSW receive annual cash directors' fees of $12,000 for serving on the CSW Board and a fee of $1,250 per day plus expenses for each meeting of the CSW Board or committee meeting attended. CSW also has the Directors' Compensation Plan which awards non-employee directors an annual award of 600 phantom stock shares. Pursuant to the Directors' Compensation Plan, all phantom stock was vested and immediately converted, on a share-for-share basis, to Common Stock after stockholder approval of the proposed merger with AEP, on May 28, 1998. For 1999, and any future awards of phantom stock, all awards were and will be immediately vested, converted to common stock and issued. The CSW Board has standing Policy, Audit, Executive Compensation and Nominating Committees. Chairmen of the Audit, Executive Compensation, and Nominating Committees receive annual fees of $6,000, $3,500 and $3,500, respectively, to be paid in cash in addition to regular director and meeting fees. Any committee chairman who is also an officer of CSW receives no annual fees.

      CSW maintains a memorial gift program for all of its current directors, directors who have retired since 1992 and certain executive officers. There are 17 current directors and executive officers and 15 retired or resigned directors and officers eligible for the memorial gift program. Under this program, CSW will make donations in a director's or executive officer's name for up to three charitable organizations in an aggregate of $500,000, payable by CSW upon such person's death. CSW maintains corporate-owned life insurance policies to fund the program. The annual premiums paid by CSW are based on pooled risks and averaged $15,454 per participant in 1999, $15,363 per participant for 1998 and $15,803 per participant for 1997.

      Non-employee directors are provided the opportunity to defer some or all of their directors' fees by participating in either the Central and South West Deferred Compensation Plan for Directors or the Directors' Deferred Savings Plan. The Compensation Plan allows participants to defer up to $20,000 of board and committee fees. Participants receive a ten-year annuity, based on the amount deferred, beginning at the participant's normal retirement date from the CSW Board. The Savings Plan is unlimited as to the amount of participating fees which are returned, with accrued interest, as a lump sum or over a period not to exceed 15 years following retirement.

      Non-employee directors are provided the opportunity to enroll in a medical and dental program offered by CSW. This program is identical to the employee plan, and directors who elect coverage pay the same premium as active employee participants in the plan. If a non-employee director terminates his service on the CSW Board with ten or more years of service and is over 70 years of age, that director is eligible to receive retiree medical and dental benefits coverage from CSW.

      All current directors attended more than 75% of the total number of meetings held by the CSW Board and each committee on which such directors served in 1999.

U.S. Electric Operating Companies

Meetings and Directors Fees

      Those directors who are not also officers of CPL, PSO, SWEPCO and WTU receive annual directors' fees and a fee of $300 plus expenses for each board or committee meeting attended, as described below. They are also eligible to participate in a deferred compensation plan. Under this plan such directors may elect to defer payment of annual directors' and meeting fees until they retire from the board or as they otherwise direct. The number of board meetings and annual directors' fees are presented in the following table.

                                       CPL         PSO       SWEPCO        WTU
                                   ---------------------------------------------

Number of regular board meetings        4           4           4           4
Number of special board meetings        1          --           2           1
Annual directors' fees               $6,000      $6,000      $6,600       $6,000

      All of CPL's directors attended 75% or more of the scheduled and special board meetings. PSO and SWEPCO each had one director who attended only 50% of the meetings. WTU had one director who attended only 25% of the meetings.


Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 and Section 17(a) of the Public Utility Holding Company Act of 1935 require CSW's and the U.S. Electric Operating Companies' officers and directors, and persons who beneficially own more than ten percent of CSW's Common Stock, or any class of equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Officers, directors and greater-than-ten-percent stockholders are required by SEC regulation to furnish CSW with copies of all Section 16(a) reports they file. Based solely on CSW's review of the copies of such forms received and written representations from certain reporting persons, CSW and the U.S. Electric Operating Companies believe that during 1999 all such filing requirements applicable to its officers, directors and greater-than-ten-percent stockholders were complied with.

Compensation Committee Interlocks and Insider Participation

      No person serving during 1999 as a member of the Executive Compensation Committee of the Board of Directors of CSW served as an officer or employee of any Registrant during or prior to 1999. No person serving during 1999 as an executive officer of the U.S. Electric Operating Companies serves or has served on the compensation committee or as a director of another company whose executive officers serve or have served as a member of the Executive
Compensation Committee of CSW or as a director of one of the U.S. Electric Operating Companies. The U.S. Electric Operating Companies have no Executive Compensation Committees or committee performing similar functions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Security Ownership of Certain Beneficial Owners

      Set forth below are the only persons or groups known to CSW as of December 31, 1999, which have beneficial ownership of five percent or more of CSW's Common Stock.

   --------------------------------------------------------------------------
                                                        (3)
                                                     Amount and
                                 (2)                 Nature of       (4)
        (1)              Name and Address of         Beneficial  Percent of
   Title of Class         Beneficial Owners          Ownership      Class
   --------------------------------------------------------------------------
    Common Stock  Sanford C. Berstein & Co.          18,290,965     8.6%
                  767 Fifth Avenue
                  New York, NY 10153-0185

    Common Stock  Barrow, Hanley, Mewhinney &        16,090,800     7.6%
                  Strauss, Inc.
                  1 McKinney Plaza
                  3232 McKinney Avenue, 15th Floor
                  Dallas, TX 75204-2429 (A)

    Common Stock  Capital Research & Management      15,715,800     7.4%
                  Company
                  333 South Hope Street
                  Los Angeles, CA 90071-1447


    (A) Vanguard Windsor Funds, Inc., P.O. Box 2600, Valley Forge, PA 19482, reported beneficial ownership of 12,443,000 shares of Common Stock, or 5.9%. The 7.6% block of shares reported by Barrow, Hanley, Mewhinney & Strauss, Inc. includes the Vanguard shares, based upon the information contained in the Vanguard Windsor II Fund Annual Report dated October 31, 1999.


      U.S. Electric Operating Companies
      All of the outstanding shares of common stock of each of the U.S. Electric Operating Companies, presented in the following table, is owned beneficially and of record by CSW.

              Company              Shares        Par Value
              -------------------------------------------------
              CPL                6,755,535           $25
              PSO                9,013,000            15
              SWEPCO             7,536,640            18
              WTU                5,488,560            25

CSW

Security Ownership of Management

      The following table shows securities beneficially owned as of December 31, 1999 by each director and nominee, certain executive officers and all directors and executive officers as a group. Share amounts shown in this table include options exercisable within 60 days after December 31, 1999, restricted stock, shares of Common Stock credited to Retirement Savings Plan accounts and all other shares of Common Stock beneficially owned by the listed persons.

                 Beneficial Ownership as of December 31, 1999

                                                          CSW Common
                                                          Underlying
                                        CSW    Restricted Immediately
        Name                           Common    Stock    Exercisable
                                        (1)     (2) (3)   Options (3)
        ---------------------------------------------------------------
        CSW
        Molly Shi Boren                  5,663
        E.R. Brooks                    161,237     8,153        86,842
        Donald M. Carlton               10,120
        T.J. Ellis                      41,395       542        37,733
        Glenn Files                     65,636     2,904        44,319
        Joe H. Foy                       2,834
        Thomas M. Hagan                 27,984       779        21,818
        William Howell                   1,220
        Robert W. Lawless                5,433
        Venita McCellon-Allen           21,747       751        15,267
        Ferd. C. Meyer, Jr.             60,229     3,799        42,556
        James L. Powell                  6,101
        Glenn D. Rosilier               93,004     3,799        51,555
        Richard L. Sandor                  620
        T. V. Shockley, III            101,692     4,844        69,564
        Lawrence B. Connors             28,700       779        15,597
        Wendy G. Hargus                 16,944       725        12,650
        Stephen J. McDonnell            40,169       725        15,145
        Kenneth C. Raney, Jr.           16,881       725         9,476
        Michael D.Smith                 19,892       751        16,445

                                     ----------------------------------
        TOTAL                          727,501    29,276       438,967

(1)Beneficial ownership percentages are all less than one percent and therefore are omitted.
(2)These individuals currently have voting power, but not investment power, with respect to these shares.
(3)These shares are included in the CSW Common column.

      The following tables show securities beneficially owned as of December 31, 1999, by each director, the President, Executive Officers and all directors and Executive Officers as a group for each of the U.S. Electric Operating Companies. Share amounts shown in this table include options exercisable within 60 days after December 31, 1999, restricted stock, CSW Common Stock credited to CSW Retirement Savings Plan accounts and all other CSW Common Stock beneficially owned by the listed persons.

      Each of the U.S. Electric Operating Companies has one or more series of preferred stock outstanding. As of December 31, 1999, none of the individuals listed in the following tables owned any shares of preferred stock of any of the U.S. Electric Operating Companies.

               Beneficial Ownership as of December 31, 1999
                                                         CSW Common
                                                         Underlying
                                      CSW     Restricted Immediately
      Name                           Common     Stock    Exercisable
                                      (1)      (2) (3)   Options (3)
      ----------------------------------------------------------------
      CPL
      John F. Brimberry                 1,542         -            --
      E. R. Brooks                    161,237     8,153        86,842
      Glenn Files                      65,636     2,904        44,319
      Ruben M. Garcia                      --        --            --
      Robert A. McAllen                   250        --            --
      Pete Morales, Jr.                    --        --            --
      H. Lee Richards                   1,400        --            --
      J. Gonzalo Sandoval              12,758       725         2,916
      Gerald E. Vaughn                 21,699       725        15,010
      Wendy Hargus                     16,944       725        12,650
      Alphonso R. Jackson               7,151       221         6,666
      R. Russell Davis                  1,406        --         1,406
      Brenda L. Snider                    834        --            --
                                   -----------------------------------
      TOTAL                           290,857    13,453       169,809
                                   -----------------------------------

      PSO
      E. R. Brooks                    161,237     8,153        86,842
      T. D. Churchwell                 17,137     1,076        13,601
      Harry A. Clarke                      --        --            --
      Glenn Files                      65,636     2,904        44,319
      Paul K. Lackey, Jr.                  --        --            --
      Paula Marshall-Chapman               --        --            --
      William R. McKamey               15,655       725         3,323
      Dr. Robert B. Taylor, Jr.            --        --            --
      Wendy Hargus                     16,944       725        12,650
      R. Russell Davis                  1,406        --         1,406
      Lina P. Holm                        789        --            --
                                   ------------------------------------
      TOTAL                           278,804    13,583       162,141
                                   ------------------------------------

      SWEPCO
      Karen C. Adams                    2,601        --           880
      E. R. Brooks                    161,237     8,153        86,842
      James E. Davison                 34,175        --            --
      Glenn Files                      65,636     2,904        44,319
      Dr. Frederick E. Joyce               --        --            --
      John M. Lewis                        --        --            --
      William C. Peatross                  --        --            --
      Maxine P. Sarpy                     100        --            --
      Michael H. Madison               14,100       725         6,802
      Wendy Hargus                     16,944       725        12,650
      R. Russell Davis                  1,406        --         1,406
      Marilyn  S. Kirkland                289        --            --
                                   ------------------------------------
      TOTAL                           296,488    12,507       152,899
                                   ------------------------------------

      WTU
      E. R. Brooks                    161,237     8,153        86,842
      Paul J. Brower                   10,338       725         7,145
      Glenn Files                      65,636     2,904        44,319
      Tommy Morris                      2,000        --            --
      Dian G. Owen                         --        --            --
      James M. Parker                      --        --            --
      F. L. Stephens                   15,215       600            --
      Alphonso R. Jackson               7,151       221         6,666
      Wendy Hargus                     16,944       725        12,650
      R. Russell Davis                  1,406        --         1,406
      Martha Murray                     3,583        --            --
                                   ------------------------------------
      TOTAL                           283,510    13,328       159,028
                                   ------------------------------------
(1)Beneficial ownership percentages are all less than one percent and therefore are omitted.
(2)These individuals currently have voting power, but not investment power, with respect to these shares.
(3)These shares are included in the CSW Common column.